

August 28, 2007

Via Facsimile 416-367-7271 and U.S. Mail

Gil I. Cornblum
Dorsey & Whitney LLP
BCE Place
161 Bay Street, Suite 4310
Toronto, Ontario M5J 2S1
Canada

Re: **Meridian Gold, Inc.**
        Amendment no. 5 to Schedule TO-T filed on August 14, 2007
        Amendment no. 6 to Schedule TO-T filed on August 14, 2007
        Amendment no. 7 to Schedule TO-T filed on August 14, 2007
        Amendment no. 8 to Schedule TO-T filed on August 15, 2007
        Amendment no. 9 to Schedule TO-T filed on August 21, 2007
        Amendment no. 10 to Schedule TO-T filed on August 22, 2007
        Filed by Yamana Gold, Inc.
        SEC File No. 5-48357

        Form F-10/A filed on August 14, 2007
        Form F-10/A filed on August 21, 2007
        Filed by Yamana Gold, Inc.
        SEC File No. 333-144723

        Form 40-F/A filed on August 20, 2007
        Filed by Yamana Gold, Inc.
        SEC File No. 1-31880

Dear Mr. Cornblum:

We have reviewed the revised filings listed above, along with the accompanying response letter by Yamana Gold, Inc. Our comments follow. All defined terms used here have the same meaning as in the response letter dated August 20, 2007 that accompanied your filings.

Form F-10/A filed on August 21, 2007

Notice of Variation - General

1. Your response to prior comment 3 and the disclosure in the Notice of Variation indicates that the loan from Northern Orion will no longer be used to pay for tendered shares, but will technically remain in place. However, we learned in a call with you today that while the loan agreement technically remains in place, pursuant to its terms, Yamana may "draw down" funds under the loan agreement only to pay for tendered shares. Since Yamana has stated that the loan proceeds will not be used for that purpose, we understand you to be saying that Yamana will not receive disbursements under the loan agreement with Northern Orion either now or in the future. This is not clear from the disclosure in your offer materials (or your response letter). The disclosure in the offer materials gives the impression or leaves open the possibility that funds from Northern Orion can and may be used for other purposes. Please revise to clarify.

2. See our last comment above. Note that if these funds were to become available to Yamana at some point in the future, it would bear on the question of whether Northern Orion should be included as a bidder in this offer for the reasons cited in our original comment letter and given the fungibility of money. If for example, the loan agreement may be amended in future to allow Yamana to access these funds for other purposes, you should analyze this as part of your bidder analysis. Please advise.

3. We note your response to comment 5 in our prior comment letter. In your response letter, summarize the characteristics of a "qualified investor" for purposes of section 86(7) of the Financial Services and Markets Act 2000. Tell us approximately how many of the 666 UK Meridian shareholders are "qualified investors" in your estimation. We may have additional comments.

4. Refer to comment 6 in our prior comment letter and your response to that comment. If Yamana is not aware of any other jurisdictions which would impose restrictions on Meridian shareholders' ability to accept this offer, why is the language we cited in our comment necessary? That is, will you determine based on where tendering shareholders are located whether such restrictions exist? Please advise. We may have additional comments.

5. We note your response to prior comment 39 in our last comment letter. Amend the offer materials to clarify the circumstances under which the rescission rights exist.

Schedule "A", Table of Contents, page A-1

6. Please revise to include schedules to the pro forma consolidated financial statements.

Note 6. Effect of Transactions on the Consolidated Pro Forma Financial Statements

      (a) Meridian assumptions, page A-13

7.   We note your response to prior comment 30. Please revise to reconcile the amounts of the pro forma adjustments reflected on the face of your pro forma consolidated statement of operations to the amounts reflected parenthetically in notes 6(a)(vii) and 6(b)(vii).

Form 40-F for the Fiscal Year Ended December 31, 2006

8.   We note your response to prior comment 41 which indicates that you will revise the disclosure in Note 30 of your Management's Discussion and Analysis of Operations and Financial Condition.   Please revise similar disclosures elsewhere in your filings including note 8(i) to your pro forma consolidated financial statements contained in your amended Form F-10.

Note 3. Acquisition of Meridian, page A-7

9.   We note that cash consideration to purchase Meridian includes cash of $3.007 million payable due to exercise of Meridian options. We further note that shareholders will receive, in part, $3.80 in cash under the amended offer. Please clarify how you calculated the $3.007 million of the cash consideration due to Meridian option holders.

Management's Discussion and Analysis of Operations and Financial Condition, page 1

Note 30. Summary of Principal Differences Between Canadian GAAP and United States Generally Accepted Accounting Principles, page 34

10. We note your response to our prior comment number 45. Please note that under U.S. GAAP, the production phase as defined in EITF 04-6 commences when more than a de minimis amount of saleable mineral material is extracted. As such, it appears that for U.S. GAAP purposes, the production stage of your Sao Francisco mine began at a date prior to your commencement of loading ore on the leach pads in December 2005. Refer to paragraph 4 of EITF 04-6 for guidance. Please contact us to discuss.

Closing Comments

Please amend your filings in response to these comments. You may wish to provide us with black-lined copies of your amendments to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides the requested supplemental information and analysis. This letter should be filed on EDGAR.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions